SEABRIDGE GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2012
(Unaudited)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Seabridge Gold Inc. for the three and nine months ended September 30, 2012 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.

Condensed Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	3	1,272	7,063
Short-term deposits	3	16,138	47,241
Amounts receivable and prepaid expenses		3,135	1,232
Marketable securities		8,984	4,372
		29,529	59,908
Non-current assets
Mineral interests	4	199,352	167,211
Reclamation deposits		1,588	1,588
Property and equipment		7	12
Total non-current assets		200,947	168,811
Total assets		230,476	228,719

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		7,512	2,934
Taxes payable		97	78
Flow-through share premium		-	5,260
		7,609	8,272
Non-current liabilities
Deferred income tax liabilities	9	3,175	1,122
Provision for reclamation liabilities		1,984	1,963
Total non-current liabilities		5,159	3,085
Total liabilities		12,768	11,357

Shareholders’ equity	5	217,708	217,362
Total liabilities and shareholders’ equity		230,476	228,719

The accompanying notes form an integral part of these condensed consolidated financial statements.
Subsequent event (Note 10)

These financial statements were approved by the Board of Directors and authorized for issue on November 13, 2012 and were signed on its behalf:

Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended		Nine months ended
			September 30,		September 30,
	Note	2012	2011	2012	2011
Corporate and administrative expenses	6	(3,113)	(4,111)	(11,845)	(15,091)
Unrealized loss on convertible debenture		-	(277)	-	(618)
Impairment of marketable securities	7	(230)	-	(809)	-
Gain on disposition of mineral property	4	-	-	684	-
Interest income		50	274	338	541
Finance expense		(7)	(6)	(21)	(19)
Other income - flow-through shares		1,468	-	5,260	-
Foreign exchange (loss) gain		(4)	19	(14)	22
Loss before income taxes		(1,836)	(4,101)	(6,407)	(15,165)
Income tax recovery (expenses)	9	(3,475)	395	(3,108)	403
Loss for the period		(5,311)	(3,706)	(9,515)	(14,762)

Other comprehensive loss, net of income
taxes:
Unrecognized gain (loss) on financial assets, net		980	(299)	202	(427)
Comprehensive loss for the period		(4,331)	(4,005)	(9,313)	(15,189)

Basic and diluted net loss per Common Share		(0.12)	(0.09)	(0.22)	(0.36)

Basic weighted-average number of common shares outstanding		43,451,885	42,407,337	43,450,790	41,582,864

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars)
(Unaudited)
	Share Capital	Stock Options	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
As at January 1, 2012	239,662	18,291	327	(40,828)	(90)	217,362
Shares - exercise of options	411	(148)	-	-	-	263
Stock-based compensation	-	8,460	-	-	-	8,460
Cancelled options	-	(3,033)	3,033	-	-	-
Expired options	-	(2,450)	2,450	-	-	-
Share issuance costs	(73)	-	-	-	-	(73)
Deferred tax	1,009	-	-	-	-	1,009
Other comprehensive loss	-	-	-	-	202	202
Net loss	-	-	-	(9,515)	-	(9,515)
As at September 30, 2012	241,009	21,120	5,810	(50,343)	112	217,708

As at January 1, 2011	188,385	5,028	283	(20,730)	847	173,813
Shares - exercise of options	5,385	(1,594)	-	-	-	3,791
Expired options	-	(44)	44	-	-	-
Private placement	25,476	-	-	-	-	25,476
Stock-based compensation	-	11,815	-	-	-	11,815
Other comprehensive loss	-	-	-	-	(427)	(427)
Net loss	-	-	-	(14,762)	-	(14,762)
As at September 30, 2011	219,246	15,205	327	(35,492)	420	199,706

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)
(Unaudited)
	Three months ended		Nine months ended
		September 30,		September 30,
	2012	2011	2012	2011
Operating Activities
Net loss	(5,311)	(3,706)	(9,515)	(14,762)
Items not affecting cash:
Unrealized loss on convertible debenture	-	277	-	618
Impairment of marketable securities	230	-	809	-
Gain on disposition of mineral property	-	(27)	(684)	(27)
Stock-based compensation	2,228	3,066	8,460	11,815
Accretion of convertible debenture	-	(23)	-	(70)
Accretion of reclamation liabilities	7	6	21	19
Depreciation	-	7	13	23
Other income - flow-though shares	(1,468)	-	(5,260)	-
Income taxes	3,429	(394)	3,062	(402)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(1,265)	(1,534)	(1,903)	664
Accounts payable and accrued liabilities	1,247	(437)	4,576	1,996
Changes in income taxes payable	70	-	19	(44)
Net cash used in operating activities	(833)	(2,765)	(402)	(170)

Investing Activities
Mineral interests	(17,173)	(18,291)	(37,568)	(34,911)
Redemption of short-term deposits	19,943	19,377	31,129	(10,213)
Long-term garanteed investment	-	-	-	11,000
Purchase of fixed assets	-	65	(8)	65
Cash proceeds from property recoveries	-	-	869	6
Net cash provided by (used in) investing activities	2,770	1,151	(5,578)	(34,053)

Financing Activities
Issue of share capital	-	263	189	33,179
Net increase (decrease) in cash during the period	1,937	(1,351)	(5,791)	(1,044)

Cash and cash equivalents and bank overdraft ,
beginning of period	(665)	1,351	7,063	1,044
Cash and cash equivalents end of the period	1,272	-	1,272	-

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Condensed Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2012 and 2011
(Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. and its subsidiaries and is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended December 31, 2011. These interim financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2011.

3.	Cash and cash equivalents, short-term deposits

($000’s)	September 30, 2012	December 31, 2011
Cash and cash equivalents	1,272	7,063
Short-term deposits	16,138	47,241
	17,410	54,304

All of cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.

4.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation.  All of the projects have been evaluated for impairment and their related costs consist of the following:

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2012	2012	2012	September 30, 2012
KSM	110,458	23,635	(302)	133,791
Courageous Lake	45,255	13,920	-	59,175
Pacific Intermountain Gold	4,281	1	(1,399)	2,883
Grassy Mountain	3,359	-	-	3,359
Red Mountain	2,654	12	(2,666)	-
Quartz Mountain	369	-	(225)	144
Castle Black Rock	293	-	(293)	-
Other Nevada projects	542	-	(542)	-
	167,211	37,568	(5,427)	199,352

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2011	2011	2011	December 31, 2011
KSM	86,782	27,589	(3,913)	110,458
Courageous Lake	32,028	13,227	-	45,255
Pacific Intermountain Gold	4,182	146	(47)	4,281
Grassy Mountain	4,029	70	(740)	3,359
Red Mountain	2,411	243	-	2,654
Quartz Mountain	480	13	(124)	369
Castle Black Rock	282	11	-	293
Other Nevada projects	536	6	-	542
	130,730	41,305	(4,824)	167,211

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)         KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty on these specific claims, from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position. The optionee also has an option to purchase an additional $18 million of the Company’s shares until December 2012 at a 15% premium to the market price of the shares at the time of issuance. Should the optionee subscribe for the additional shares, the Company will enter into an agreement to grant an additional 0.75% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $60 million or US$75 million. The optionee has not indicated their intention to purchase the additional shares.

b)        Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

c)	Pacific Intermountain Gold Corporation

During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties.

In 2011, the Company announced its intention to transfer certain PIGCO and Other Nevada mineral properties to a newly created company called Wolfpack Gold Corp. (“Wolfpack”).  In the current quarter, agreements were finalized and certain properties were transferred to Wolfpack while others were optioned. In total, 4,666,500 shares of Wolfpack were received as consideration for the optioned and transferred properties. The fair value of those shares has been recorded as a recovery of the carrying value of Pacific Intermountain Gold and Other Nevada mineral properties as at September 30, 2012. As Wolfpack and the Company have common members of the Board of Directors and senior management personnel, the two companies are deemed related parties.

d)         Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”).  To exercise the option, Calico must issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  In addition, after the delivery of a National Instrument 43-101 (“NI 43-101”) compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. The Company received the first two million common shares of Calico in 2011 and a value of $740,000 has been recorded as a credit to the carrying value of the mineral properties.

e)	Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In the second quarter of 2012, the Company entered into an agreement with Banks Island Gold Ltd. to option its 100% interest in the Red Mountain Project.  To exercise the option, Banks Island Gold must: (i) pay the Company $100,000 on the execution of the letter of intent (ii) pay $450,000 in cash and issue 4,000,000 of its common shares upon execution of the definitive option agreement; (iii) pay the Company a further $450,000 in cash on or before December 15, 2012; (iv) pay the Company a further $1,500,000 in cash on or before August 3, 2013; and (v) pay the Company a final $9,500,000 in cash on or before February 3, 2015.  The Company received $100,000, in the first fiscal quarter of 2012, upon the signing of the letter of intent, which was recorded as a recovery against the carrying value of the mineral properties in the quarter ended March 31, 2012. In June 2012, the definitive option agreement was signed and the Company received $450,000 in cash and 4,000,000 Banks Island Gold Ltd. common shares that were valued at $2.8 million.  The value of cash and shares was recorded as a recovery against the carrying value of the mineral properties of $2.6 million and the excess was recorded as a gain on disposition of mineral properties on the statement of operations in 2012.

f)         Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral claim portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee completed $500,000 in exploration expenditures by December 31, 2010 and issued 200,000 shares to the Company (50,000 shares were received in 2010 and the remaining 150,000 shares were received in February 2011). The amounts received are shown as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company has granted Orsa the exclusive option to earn a 100% interest in the main Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or shares of Orsa, at the discretion of the Company and, upon the delivery of a feasibility study, pay the Company $15 million or provide a 2% net smelter return on production at Quartz Mountain.  In the second quarter of 2012, the agreement was amended allowing Orsa to pay the Company 1.5 million shares of Orsa instead of $0.5 million on or before the fifth day following regulatory approval of the option agreement. All other terms of the original agreement remain the same. The Company received the 1.5 million shares of Orsa and $225,000 has been recorded as a recovery of the carrying value of the property.

g)       Castle Black Rock

The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

The Castle Black Rock property has been optioned to Wolfpack along with other properties within the PIGCO assets mentioned above. In the second quarter of 2012, the Company received 840,000 shares of Wolfpack. The value of those shares has been recorded as a recovery of the carrying value of the mineral properties in 2012.

5.  Shareholders’ equity

($000’s)	September 30, 2012	December 31, 2011
Share capital	241,009	239,662
Stock options	21,120	18,291
Contributed surplus	5,810	327
Deficit	(50,343)	(40,828)
Accumulated other comprehensive income	112	(90)
	217,708	217,362

Share capital
	Shares	Amount ($000’s)
As at January 1, 2012	43,426,885	239,662
Exercise of stock options	25,000	411
Cost of raising capital	-	(73)
As at September 30, 2012	43,451,885	240,000

As at January 1, 2011	41,055,185	188,385
Exercise of stock options	350,000	3,791
Value of stock option exercised	-	1,594
Private placement	1,019,000	25,476
As at September 30, 2011	42,424,185	219,246

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued.

As at September 30, 2012, the Company had 2,483,300 options to purchase common shares outstanding. A summary of option transactions and exercisable options for the period ended September 30, 2012 is as follows:

		Weighted Average	Value of options
	Options	Exercise Price	($000’s)
Outstanding January 1, 2012	2,763,300	24.19	18,291
Granted	305,000	16.81	408
Exercised	(25,000)	10.54	(148)
Cancelled	(300,000)	29.75	(3,033)
Expired	(260,000)	29.60	(2,450)
Value of 2010 and 2011 options vested	-	-	8,052
Outstanding September 30, 2012	2,483,300	22.19	21,120

Exercisable at September 30, 2012	1,078,300

		Weighted-average	Value of options
	Options	exercise price	($000’s)
Outstanding January 1, 2011	2,171,000	$21.67	5,028
Granted	400,000	29.23	1949
Exercised	(350,000)	10.83	(1,594)
Expired	(5,000)	29.75	(44)
Value of options granted in prior years	-	-	9,866
Outstanding September 30, 2011	2,216,000	$24.73	15,205

In 2012, 300,000 options were voluntarily relinquished by two directors of the Company. The amortization of the remaining fair value of those options of $1.5 million has been accelerated and fully charged to the statement of operations. Also in 2012, 260,000 options expired unexercised.

The fair value of the options granted that vest over time is estimated on the grant date using a Black Scholes option-pricing model with the following assumptions:

	Nine Months Ended September 30,
	2012	2011
Dividend yield	Nil	Nil
Expected volatility	68%	66%
Risk free rate of return	1.25%	2.61%
Expected life of options	5 years	5 years

6.Corporate and administrative expenses

	Three Months Ended		Nine Months Ended
($000’s)		September 30,		September 30,
	2012	2011	2012	2011
Employee expenses	566	323	1,932	1,090
Stock-based compensation	2,228	3,065	8,460	11,815
Professional fees	66	315	308	634
General and administrative	253	408	1,145	1,552
	3,113	4,111	11,845	15,091

7.Impairment of Marketable Securities

In the current quarter, due to a significant and prolonged reduction in value of certain investments it holds in junior resource companies, the Company has recorded a charge to the statement of operations of $230,000. This charge, combined with a similar charge in the second quarter of 2012 of $579,000, related to separate holdings, totals $809,000. There was no comparable impairment recognized in 2011.

8. Related Party Disclosures

During the nine months ended September 30, 2012, a private company controlled by a director of the Company was paid $87,000 (2011- $18,000) for technical services provided by his company related to mineral properties; a private company controlled by the former Chairman of the Board was paid $288,000 (2011 - $112,000) for corporate consulting fees for services rendered and included a one-time payment of $175,000 for termination upon relinquishing his role as Chairman; and a third director was paid $12,000 (2011 - $12,000) for geological consulting.  A private company controlled by an officer appointed on January 1, 2012 was compensated $194,000 in the same period for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at September 30, 2012 and 2011, there were no outstanding liabilities to related parties.

9.Income taxes

Tax expense amounting to $3.5 million, in the current quarter, and $3.1 million in the nine month year-to-date period was charged to the statement of operations to recognize the potential unwinding of taxable temporary differences between the tax basis and book values of mineral properties. The Company has financed its current year exploration activities with the proceeds from a flow-through financing completed in 2011. The renouncement of those expenditures, combined with the reduction in tax basis of the Company’s mineral properties by the proceeds received upon optioning non-core assets has diminished the tax basis and has contributed to the deferred tax liability.

10. Subsequent Event

Subsequent to the current quarter, the Company announced that it entered into an agreement whereby the Company would sell 1,100,000 flow-through common shares at an average price of $21.85 per share for gross proceeds of $24.0 million. The financing is expected to close by the end of November.